UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 27, 2021

RMG Acquisition Corporation II

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39776	98-1550286
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

50 West Street, Suite 40C New York, New York	10006
(Address of Principal Executive Offices)	(Zip Code)

(212) 785-2579

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A ordinary shares and one-third of one redeemable warrant	RMGBU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	RMGB	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A ordinary shares at an exercise price of $11.50	RMGBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01 Regulation FD Disclosure.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Investor Meetings

On February 24, 2021, RMG Acquisition Corporation II, a Cayman Islands exempted company limited by shares (“RMG II”), entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among (i) RMG II, (ii) Philip Kassin, in his capacity as the representative for the shareholders of RMG II (the “RMG II Representative”), (iii) ReNew Power Private Limited, a company with limited liability incorporated under the laws of India (“ReNew”), (iv) ReNew Energy Global plc (formerly known as ReNew Energy Global Limited), a public limited company incorporated under the laws of England and Wales (“ReNew Global”), (v) ReNew Power Global Merger Sub, a Cayman Islands exempted company (“Merger Sub”) and (vi) certain shareholders of ReNew named in the Business Combination Agreement (the “Major Shareholders”).

Attached as Exhibit 99.1 hereto and incorporated by reference herein is an investor presentation dated May 2021, which will be used by RMG II with respect to the transactions contemplated by the Business Combination Agreement.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew Global filed a registration statement on Form F-4 on May 17, 2021 that includes a proxy statement of RMG II and a prospectus of ReNew Global. The proxy statement/prospectus will be sent to all RMG II shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ReNew Global and RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, ReNew Global and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A, which was filed with the SEC on May 11, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew, ReNew Global and RMG II, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew Global’s proxy statement/prospectus on Form F-4, the proxy statement/prospectus discussed below, RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A and other documents filed by ReNew Global or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew Global, ReNew and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of ReNew Global, ReNew or RMG II give any assurance that ReNew Global, ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew Global, ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Investor Presentation, dated May 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 27, 2021

RMG Acquisition Corporation II

By:	/s/ Robert S. Mancini
Robert S. Mancini
Chief Executive Officer

Exhibit 99.1

India’s Premier Renewable Energy Company Analyst Day Presentation May 27, 2021 For Further Inquiries Please Contact IR@renewpower.in Anunay.Shahi@renewpower.in

Disclaimer

THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON OR IN OR INTO OR FROM THE UNITED STATES OF AMERICA (EXCEPT TO QUALIFIED INSTITUTIONAL INVESTORS AS DEFINED BELOW), AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY JURISDICTION WHERE SUCH RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION IS UNLAWFUL. PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS. THIS PRESENTATION IS NOT AN OFFER OR AN INVITATION TO BUY, SELL OR SUBSCRIBE FOR SECURITIES..

Presentation Disclaimer

This presentation has been prepared for use by RMG Acquisition Corp. II ("RMG II") and ReNew Power Private Limited ("ReNew"), and is intended solely for investors that are qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended) and eligible institutional investors outside the U.S. (such as, in the EU, eligible counterparties and professional clients each as defined in Directive 2014/65/EU, as amended) for the purposes of familiarizing such investors with RMG II and ReNew in connection with their proposed business combination. Further, this presentation is only addressed to and directed at specific addressees who: (A) if in member states of the European Economic Area (the "EEA"), are persons who are "qualified investors" within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) ("Qualified Investors"); and (B) if in the United Kingdom, are Qualified Investors who are: (i) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom it may otherwise lawfully be communicated (all such persons referred to in (B) and (C) together being "Relevant Persons"). This presentation must not be acted or relied on (i) in the United Kingdom, by persons who are not Relevant Persons and (ii) in any member state of the EEA by persons who are not Qualified Investors. Any investment or investment activity to which this presentation relates is or will be available only to, and may be engaged in only with, (i) Relevant Persons in the United Kingdom; and (ii) Qualified Investors in any member state of the EEA.

For the purposes of this notice, the "presentation" that follows shall mean and include the slides that follow, the oral presentation of the slides by members of RMG II or ReNew's management or any person on their behalf, the question-and-answer session that follows that oral presentation, hard copies of this document and any materials distributed at, or in connection with, that presentation. By attending the meeting where the presentation is made, or by reading the presentation slides, you will be deemed to have (i) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this presentation.

This presentation has been prepared by RMG II and ReNew, is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose. This presentation does not constitute an offer to sell, buy or subscribe for any securities, and is not a recommendation or solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, or of an offer to subscribe for or purchase any securities in the United States or any other jurisdiction nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction, and nothing contained herein shall form the basis of any contract or commitment whatsoever. The contents of this presentation have not been reviewed by any regulatory authority in any jurisdiction.

If the contemplated business combination is pursued, RMG II will be required to file a preliminary and definitive proxy statement, which may include a registration statement, and other relevant documents with the U.S. Securities and Exchange Commission ("SEC"). You are urged to read the proxy statement and any other relevant documents filed with the SEC when they become available because they will contain important information about RMG II, ReNew and their contemplated business combination. Shareholders will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about RMG II, ReNew and their contemplated business combination, without charge, at the SEC's website located at www.sec.gov. RMG II and its directors and executive officers may be deemed to be participants in the solicitation of proxies from RMG II's shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement when available. You may obtain free copies of these documents as described in the preceding paragraph. The definitive proxy statement will be mailed to shareholders as of a record date to be established for voting on the contemplated business combination when it becomes available.

While utmost care has been taken in preparing the presentation, none of RMG II, ReNew, or their respective advisors or representatives or any of their respective affiliates accept any liability whatsoever for any loss howsoever arising from any information presented or contained in this presentation, or the opinion expressed by the presenters. You must make your own assessment of the relevance, accuracy and adequacy of the information contained in this presentation and must make such independent investigation as you may consider necessary or appropriate for such purpose. Further, past performance is not necessarily indicative of future results. The presentation should not be construed as legal, tax, investment or other advice. This presentation does not purport to contain all of the information that may be required to evaluate the contemplated business combination or any investment in RMG II or any of its securities and should not be relied upon to form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation is intended to present background information on RMG II and ReNew, their business and the industry in which they operate and is not intended to provide complete disclosure upon which an investment decision could be made.

The merit and suitability of an investment in RMG II should be independently evaluated and any person considering such an investment is advised to obtain independent advice as to the legal, tax, accounting, financial, credit and other related advice prior to making an investment.

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Disclaimer

Confidential Information

The information contained in this presentation is confidential and being provided to you solely for the purpose of assisting you in familiarizing yourself with RMG II and ReNew in connection with their proposed business combination. This presentation is being provided solely for your confidential use with the express understanding that you will not release any portion of this document, discuss the information contained herein, or make reproductions of or use this presentation for any other purpose without the prior express written permission of RMG II and ReNew. By reviewing this information, you are acknowledging the confidential nature of this information and are agreeing to abide by the terms of this legend.

Forward-Looking Statements

This presentation contains forward-looking statements that reflect our current views with respect to, among other things, our industry, operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Some of the factors that may cause actual outcomes or results to differ materially from those expressed in, or implied by, the forward-looking statements include general economic conditions, competitive pressures, disruptions to information technology systems and networks, changes in regulation and other contingencies. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

All information herein speaks only as of (1) the date hereof, in the case of information about RMG II and ReNew, or (2) the date of such information, in the case of information from persons other than RMG II and ReNew. Forecasts and estimates regarding RMG II and ReNew's industries and end markets are based on sources we believe to be reliable; however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. You should read this presentation with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of the proxy statement/prospectus on Form S-4 relating to the business combination, which is expected to be filed by RMG II with the SEC and other documents filed by RMG II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. RMG II and ReNew assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Projections

The financial projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond RMG II and ReNew's control. While all financial projections, estimates and targets are necessarily speculative, RMG II and ReNew believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates and targets in this presentation should not be regarded as an indication that RMG II or ReNew, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events.

IndAS, Non-IndAS, IFRS and Non-IFRS Financial Measures

This presentation includes financial data prepared in accordance with Indian Accounting Standards ("IndAS") and International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). There are significant differences between IndAS and IFRS and U.S. GAAP. We have not attempted to explain such differences or quantify their impact on the financial data included herein, and we urge you to consult your own advisors regarding such differences and their impact on our financial data. Accordingly, the degree to which the financial data included in this presentation will provide meaningful information is entirely dependent on the reader's level of familiarity with IndAS and IFRS.

This presentation also includes certain financial measures not presented in accordance with IndAS or IFRS, including EBITDA and EBITDA Margin. These non-IndAS and non-IFRS financial measures are not measures of financial performance in accordance with IndAS or IFRS, respectively, and may exclude items that are significant in understanding and assessing ReNew's financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to measures of profitability, liquidity or performance under IndAS or IFRS. You should be aware that ReNew's presentation of these measures may not be comparable to similarly titled measures used by other companies which may be defined and calculated differently. Additionally, to the extent that forward-looking non-IndAS measures are provided, they are presented on a non-IndAS basis without reconciliations of such forward-looking non-IndAS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Likewise, to the extent that forward-looking non-IFRS measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations

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Our Vision: World Economic Reuters Award UN Global Compact Forum Award 2021: 2020: Network India Award “To Build the Global Lighthouse Clean Energy 2020: Sumant Sinha Best Renewable Network of Transition Award recognized as India’s Energy Company Companies SDG Pioneer in the World” Largest Pure- Play Renewable S&P Platts Global S&P Global Platts Company in Energy Awards 2020 CSR Award: 2019: India and One Diversified Program of Rising Star Company of the Largest the Year of the Year in the World (1) Note: 1. Source: IHS Markit

About Presenters • 31 years of experience Sumant Sinha Founder, • Former COO – Suzlon; Founder & CEO – Aditya Birla Retail Chairman and CEO • Prior Experience: Group CFO—Aditya Birla Group; Investment Banking in Citi (US) and ING Barings (UK) D Muthukumaran • 29 years of experience Chief Financial • Head—Group Corporate Finance at Aditya Birla Group and CEO at Aditya Birla PE Officer • Prior Experience: Investment Banking in Lazard and Corporate Finance in Deloitte Kailash Vaswani • 19 years of experience in Corporate Finance and Investing President, • Prior Experience: Saffron Asset Advisors and Aditya Birla Group Corporate Finance • Responsible for all debt and equity raising for ReNew • Chairman of the Board of Romeo Power, Inc. • Former Chairman & CEO of Cogentrix Energy, a fully integrated IPP Bob Mancini • Prior Experience: Former Partner, Founder & Co-Head of Power Investment RMG CEO and Director Business at Carlyle; Former Managing Director of Goldman Sachs; Co-Founder & Head of Power Investment Business, Founder & Head of Commodities Principal Investment Business 5

India's Largest Renewable Energy Company

Large Scale

5.6 GW
Operating Capacity

US$699mn
Revenue FY2021E

#1
Renewable Energy Company in India [1]

#10
Renewable Energy Company in World [1]

9.9 GW Capacity [2]



Operational, 5.6 GW, 57%
Committed [2] 4.3 GW, 43%

Balanced Asset Mix



Wind, 5.2 GW, 52%
Solar, 4.7 GW, 48%

Disciplined Growth

~2.8x
Capacity Growth vs Industry Growth of **1.5x** (FY2017-21)

~3.3x
Capacity Growth (FY2021-25)

6.2%
Market Share of India's RE Installed Capacity [3]

12%
Market Share in Awarded Auctions [4]

Profitable Growth

US$578mn
EBITDA FY2021E

US$810mn
EBITDA FY2022E

US$1,685mn
EBITDA FY2025E

83% / 85%
EBITDA Margin FY2021E / FY2022E

28%
EBITDA CAGR FY2022E-25E

Access to Diverse Funding

US$2.1bn
Pro forma Equity Funding [5]

US$4.6bn
Debt Financing

US$1.1bn
Pro forma Cash

Demonstrated track record of financing via marquee global equity investors, USD Green Bonds, domestic project financing and funding from overseas credit institutions

Notes: Fiscal Year End is March 31. Exchange rate (US$/INR): 75
1. Based on operational and committed capacity
2. Committed capacity means projects for which a PPA has been signed for project development, or projects for which the bid has been won and a letter of award has been received
3. Includes 300 MW sold solar assets
4. For the period FY2018-9MFY2021
5. Fx rate as of when the money came in

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Contents India Renewable Financial 01 Energy Market 08 03 Overview 35 ReNew Power: Transaction Overview & 02 13 04 41 Key Highlights Valuation Comparables

India Renewable Energy Market

Key Highlights of India’s Attractive Renewable Energy Market 1 Third largest electricity market globally 2 One of the lowest per capita electricity consumption in the world, which will drive future demand 3 Electricity demand will double in 12 years, most of it being met from renewable energy 4 Renewable Energy tariffs are significantly below grid parity without subsidies 5 Therefore, renewable energy demand to grow 5X in 10 years to 450 GW 9

Massive Renewable Energy Opportunity in One of the Fastest Growing Markets India’s Electricity Generation Expected to Double in India is One of the Largest and Fastest Growing Next Decade (1) Renewables Markets Globally (3) TWh Total Renewable Power Capacity (Excluding Large Hydropower) in GW, Dec-20 2,172 1,712 539 17.3% 1,213 1,275 1,291 1,234 13.3% 7.4% FY18 FY19 FY20 FY21 FY25 FY30 222 4.9% #4 Electrification Driving Long-Term Growth (2) 124 Per Capita Electricity Consumption (kWh) 91 72 13,017 (4) (5) China United States Germany India Japan 7,579 Renewable Generation Growth Rate (2019-2030) 5,941 5,268 Global Average 3,300 Share of solar and wind in aggregate electricity 1,208 generation in India projected to grow ~3 times from 9.5% in 2020 to 28.3% in 2030 (3) United States Japan Germany China India Notes: 4. Commissioned Capacity as of 31 December 2020 based on Central Electricity Authority. 1. Source: CEA, IHS Markit Commissioned capacity also includes 15 GW of other Renewable technologies (small 2. Source: IHS Markit hydro and biomass) 3. Source: Bloomberg NEF 5. Japan’s Renewable Power Capacity from REN21, as of Dec-19 10

ReNew POWER

Utility-Scale Renewable Tariffs are Below Grid Parity Without Subsidies

Tariffs (¢ / kWh)


10.5
6.7
6.5
Introduction of competitive bidding
6.4
4.9
5.7
Breaches grid parity
6.4 (1)
4.8 (2)
4.3
3.6
FY2014
FY2017
Recent Tenders
Solar
Wind
Thermal
Firm RE Power

Drivers for falling solar and wind tariffs include decline in capex, increasing economies of scale and improvement in technology leading to higher capacity utilization factors

Source: Deloitte: The Evolving Energy Landscape in India report for FY2014 tenders; Grid Parity occurs when levelized cost of electricity ("LCOE") for specified technology is less than or equal to price of power in the grid, IHS Markit for FY2017 and Recent Solar and Wind Tenders

Notes:

1. Based on lowest bid rate for 1320 MW awarded by MP Power Management Company (MPMCL) in 2020
2. Based on levelized tariff of 400 MW of Round-the-Clock (RTC) (with storage) awarded by SECI in 2020. The project has 1,300 MW installed capacity

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Government Target to Add 360 GW by 2030 India’s RE Targets (GW) (1) 1,088 450 90 16 Installed Capacity (2010) Current Installed Capacity Government International Energy Agency Target 2030 Estimate 2040 Renewable sector to attract investments of US$ 280bn+ over the next decade (2) Notes: INR numbers converted to USD at 1 USD = 75 INR 1. Source: MNRE, CEA, International Energy Agency, IHS Markit, Department for Promotion of Industry and Internal Trade 2. Source: Bloomberg NEF 12

ReNew Power: Key Highlights

Key Highlights One of the Largest Renewable Companies 1 Globally, with Leadership Position in India 2 Stable, Contracted and Diversified Portfolio of Assets Vertically Integrated IPP with Diverse Execution 3 Capabilities 4 Track Record of Disciplined Project Underwriting with Focus on Risk Adjusted Returns 5 Robust Sustainability and Governance Culture 6 High Quality and Experienced Team with Consistent Track Record of Success 14

#1 Utility-Scale, Pure-Play Renewable Power Generation Company in India and #10 Largest Globally Largest, Pure-Play Renewable Energy One of The Largest Renewable Energy Producers Globally Provider in India Net Capacity in MW (Operational + Late-Stage Pipeline) (1) Net Capacity in MW (Operational + late-Stage Pipeline) (1) #1 #10 9.9 30.8 8.2 6.7 4.3 24.3 6.3 5.5 19.0 1.8 4.9 6.5 4.2 6.1 4.1 13.6 3.9 12.3 12.0 11.7 10.8 24.1 4.0 10.4 1.2 3.1 1.8 1.6 9.9 9.8 3.5 2.3 8.7 5.6 2.3 18.8 2.4 7.7 7.2 3.7 1.2 4.3 3.7 6.3 4.5 0.5 12.9 2.7 1.8 9.7 9.2 10.2 10.1 2.7 8.4 6.6 7.5 6.7 1.8 1.9 1.8 5.6 6.1 1.4 5.0 4.5 (2) Source: IHS Markit Operational Late Stage Pipeline Notes: 1. Late-stage pipeline includes projects scheduled to commission in next two years by end CY 2022. Data for operational and late stage pipeline reflects the net ownership of the assets. In case, the information about ownership percentage not available, a 100% stake has been assumed. Global players selected basis operational capacity and ranked basis operational + late stage pipeline 2. Adani operational capacity excludes 50% share of Total where applicable; late stage pipeline excludes 6 GW expected to be commissioned between 2023 and 2025; recently 15 announced acquisition of Softbank Energy (yet to close)

Consistent Track Record of Market Share Growth Over Long Term ReNew has Successfully Grown its Capacity 2.8x Since FY2017 vs Industry Growth of 1.5x FY2012 FY2016 FY2018 FY2020 Commissioned 1st Started in-house Solar Acquired Ostro Energy Started self O&M for wind; project with 25.2 MW, EPC and O&M with a portfolio of 1.1GW entered innovative located in Jasdan of wind and solar energy auctions and won SECI (Gujarat) projects Peak Power and RTC bids 4.3GW 9.9 GW 6.2%(2) 5.9% 6.2% 5.7% (1) 5.4 GW 5.6 GW 3.5% 4.6 GW 2.1% 3.9 GW 1.1% 1.4% 0.5% 0.1% 2.0 GW 1.0 GW 0.4 GW 0.5 GW 0.03 GW 0.1 GW FY 12 FY 13 FY 14 FY 15 FY 16 FY 17 FY 18 FY 19 FY 20 FY21 FY22-23E Total Committed (FY23E) Wind Capacity (GW) Solar Capacity (GW) Share in Installed Renewable Capacity (3) Capacity Notes: Solar capacity includes distributed solar 1. Operational capacity as of March 31, 2021 2. Includes 300W sold operating capacity for ReNew 3. Total installed renewable capacity used to calculate market share includes bio-mass and small hydro capacity 16

Scale Provides Competitive Edge in Fast Evolving Market Ability to negotiate favourable terms from OEMs and other suppliers Technical expertise, track record and scale to win complex bids Access to diversified funding sources enhancing cost competitiveness Pan-India presence to identify and execute on potential opportunities Active role in policy development and advocacy Access to data – 5.6 GW operating assets across 110+ sites, experience in hybrid, storage, peak power and RTC solutions 17

Key Highlights One of the Largest Renewable Companies 1 Globally, with Leadership Position in India 2 Stable, Contracted and Diversified Portfolio of Assets Vertically Integrated IPP with Diverse Execution 3 Capabilities 4 Track Record of Disciplined Project Underwriting with Focus on Risk Adjusted Returns 5 Robust Sustainability and Governance Culture 6 High Quality and Experienced Team with Consistent Track Record of Success 18

Highly Diversified Portfolio of Assets ReNew’s Regionally Diversified Utility Portfolio (1)(2) Diversity Across Vendors Reduces Dependence and Price Risk (3) Solar Others, 33% Longi, 24% 3,058 MW 100 MW JASolar, 21% Hareon, 7% Jinko, 7% ZNShine, 7% 1,346 MW 578 MW Wind 736 MW 560 MW Others, 15% 2,485 MW 777 MW Inox, 6% Gamesa, 36% GE, 9% Solar – 4.7 GW 100 MW Wind – 5.2 GW Vestas, 10% Suzlon, 24% Notes: As of 31st March, 2021 1. Excludes 300 MW operating solar capacity sold by the company 2. Map includes only operational and committed capacity (does not include distributed solar capacity) 3. Includes operational and under development capacity (ex-distributed solar) for which equipment purchase contracts have been entered into 19

Stable and Long-term Contracted Cash Flows with High Quality Counterparties Long Term PPAs Provide Stable Cash Flows High Quality Counterparty Mix (2) Contract Duration (1) Offtaker Profile Others 8-20 Years 9% Private 8% 5% Gujarat 5% Madhya Pradesh Central 6% Agency Andhra 49% Pradesh 8% Karnataka 8% 25 Years Maharashtra 92% 10% Central government agencies, such as SECI and NTPC, constitute almost 50% of ReNew’s counterparties, with the remainder comprised of a diversified mix of state level distribution utilities Notes: As of 31st March, 2021 1. Weighted by capacity 2. Karnataka includes BESCOM, MESCOM, HESCOM and GESCOM; Central Agency includes SECI, NTPC & PTC 20

Government Reform Measures Likely to Reduce Counter-Party Risk in Future SECI is sponsored by central government of India and has a high credit profile given sovereign support Most of the future RE bids in India will be through SECI, which will minimize any direct counter-party risk from DISCOMs Renew has also been focusing on central bids as is evidenced in increasing share of central projects through the years Central counterparties form 86% of ReNew’s total committed pipeline Government is making continued efforts to improve DISCOM health by implementing short, medium and long- term policies Short Term Medium Term Long Term In 2020, the government announced $15 In this year’s budget, the government Announced structural reforms such as Bn liquidity package for distribution announced to set aside $45 Bn over the DISCOM privatization and content & companies to clear all outstanding dues of next 5 years to improve DISCOM carriage separation which would provide generators performance by implementing smart more choice to consumers meters, reducing operational and financial losses etc. 21

Key Highlights One of the Largest Renewable Companies 1 Globally, with Leadership Position in India 2 Stable, Contracted and Diversified Portfolio of Assets Vertically Integrated IPP with Diverse Execution 3 Capabilities 4 Track Record of Disciplined Project Underwriting with Focus on Risk Adjusted Returns 5 Robust Sustainability and Governance Culture 6 High Quality and Experienced Team with Consistent Track Record of Success 22

ReNew POWER

Fully Integrated Platform with Comprehensive Project Execution Capabilities

Present Across Value Chain

Site Selection and Development	• **Access to multiple data sources** such as ReNew's own 116 met-masts (1) across 84 sites • Performance data from **5.6 GW of wind and solar operating projects** • Visibility on **40,000 acres of land** for future development
Land Acquisition	• **22,000 acres** of land acquired (2/3rd owned and 1/3rd leased) for existing projects • **6 regional development offices** and **86 site offices** to support land development efforts
Self EPC	• Capability to execute 100% solar and wind EPC in-house; executed 1.8 GW solar in-house • **440+ team in solar and wind EPC** across Design & Engineering, procurement, and project execution
Self O&M and Asset Management	• **~2.4 GW of total operational assets are self-operated** across solar and wind • **Over 340 employees manage 92% of the solar assets** in-house; transitioning to **in-house self O&M for all wind projects** • **Digital capabilities** to remotely monitor and undertake maintenance of assets

✓ ***Fully integrated platform provides significant cost reduction benefits and superior margins***

✓ ***50% higher organic execution than the next peer demonstrating its superior project execution capabilities***

Note:
1. Met-masts are towers that collect meteorological data including wind speed

23

Digital Analytics to Manage Projects and Drive Cost Efficiencies REMOTE ASSET ENERGY MANAGEMENT RECOGNITION BY WORLD MONITORING AND SERVICES ECONOMIC FORUM MAINTENANCE • Acquired Climate Connect in June • ReNew Power Diagnostics Centre • Addition to the World Economic 2020 to give ReNew access to energy (RPDC): State-of-the-art facility for Forum’s Global Lighthouse management services improving the performance and network of companies leading in the reliability of wind and solar assets area of technology-enabled, • Climate Connect is a digital sustainable growth analytics, software development, AI • With 15 member team, ReD Analytics and ML company specializing in Lab helps in: • World’s first renewable energy Indian power market o predicting asset failures company to be recognized as a o prioritization of O&M work Lighthouse by World Economic Forum o optimization of corrective actions o performing real time monitoring 24

Pioneering Development of Intelligent Energy Solutions FLEXIBLE ON-DEMAND STORAGE B2B ENERGY SERVICES SOLUTIONS • Round The Clock (RTC) and peak • Built the largest pipeline of utility • Corporate PPA market is gaining power projects to be mainstay of scale battery energy storage traction and is growing; ReNew future auctions systems in the country has ~450 MW of projects with >150 large corporate customers • Won the first-ever auction for RTC • Partnered with Stanford project University to enhance research into battery storage solutions • Committed capacity of 1.7 GW in RTC and Peak Power Projects –combination of wind, solar and storage ReNew is staying ahead of the curve in a fast evolving market by focusing on integration of storage into traditional solar and wind renewable sources 25

ReNew Continues to Be Focused on Growing Through Investment Across “Green” Energy Value Chain Efficiency Core Business Who to sell Gains Backward Forward Integration integration Distribution for more to create control over more RE Corporate supply demand PPAs Manufacturing Generation—RE & Storage Customer Option H2 Value 3. New technologies/ 1. Third-party Digital 2. Third-party O&M Future Innovation Three focus areas are: 1 Disciplined growth strategy for new bids and acquisitions 2 Backward integration into our supply chain; and 3 Evaluate entry into future growth areas 26

Key Highlights One of the Largest Renewable Companies 1 Globally, with Leadership Position in India 2 Stable, Contracted and Diversified Portfolio of Assets Vertically Integrated IPP with Diverse Execution 3 Capabilities Track Record of Disciplined Project Underwriting 4 with Focus on Risk Adjusted Returns 5 Robust Sustainability and Governance Culture 6 High Quality and Experienced Team with Consistent Track Record of Success 27

Strong Track Record of Disciplined Bidding Focused on Profitable Growth

Strict Project Underwriting Over the Years Resulting in Compelling Risk Adjusted Returns (1)



Capacity Bid by ReNew
54.9 GW
Selective bidding highlights disciplined approach and strong internal underwriting thresholds
Strong win rate when ReNew chooses to participate
15.0 GW
12%
Market Share
6.5 GW
Capacity Bid Out
Capacity Bid by ReNew
Capacity Won by ReNew

Maintaining high level of discipline in bidding through multiple market cycles…

…has enabled ReNew to typically target attractive levered project equity IRRs of 16-20% on an INR basis…

…and achieved ~40% (2) win rate when participating in auctions

Notes:
1. Data from FY18-9MFY21. Excludes solar PV manufacturing linked capacity; RTC 400MW bid considered at installed capacity, which is 1,300MW
2. Calculated as capacity won by ReNew divided by capacity bid by ReNew

28

Key Highlights One of the Largest Renewable Companies 1 Globally, with Leadership Position in India 2 Stable, Contracted and Diversified Portfolio of Assets Vertically Integrated IPP with Diverse Execution 3 Capabilities 4 Track Record of Disciplined Project Underwriting with Focus on Risk Adjusted Returns 5 Robust Sustainability and Governance Culture 6 High Quality and Experienced Team with Consistent Track Record of Success 29

ReNew is Leading Energy Transition in India and is Committed to the Global Sustainable Development Goals Partnerships with Our ESG Initiatives Environment • Mapping Scope 1, Scope 2 and Scope 3 emissions • Achieving “Net Zero” by 2050 • Adopted Dupont Safety Guidelines Signatory to • Benefitting communities in India surrounding our projects GRI Sustainability – Encouraging rural women to become entrepreneurs (ReWIN) Imperatives Social – Electrification of schools (Lighting Lives) – Scholarship program for under privileged students (ReSET) – Community-Based Water Management • Drive policy advocacy through partnerships and programs under ReNew Foundation Social Governance • Strong governance, transparent and ethical operations • Diverse and majority independent Board Plans to adopt • Board requirements exceed minimum requirements for FPIs 30

Impacting Communities with Sustainability Initiatives ReNew Women India Initiative (ReWIN) Lighting Lives – Electrification of Schools Community-Based Water Management ReNew Scholarship for Exceptional Talent (ReSET) 31

Key Highlights One of the Largest Renewable Companies 1 Globally, with Leadership Position in India 2 Stable, Contracted and Diversified Portfolio of Assets Vertically Integrated IPP with Diverse Execution 3 Capabilities 4 Track Record of Disciplined Project Underwriting with Focus on Risk Adjusted Returns 5 Robust Sustainability and Governance Culture 6 High Quality and Experienced Team with Consistent Track Record of Success 32

Led by a Visionary Founder and a Highly Experienced Management Team of ReNew India Lighting Lives – Electrification of Schools Sumant Sinha D Muthukumaran Balram Mehta Sanjay Varghese Mayank Bansal Founder, Chairman and Chief Financial Chief Operating President, Solar Chief Commercial Officer CEO Officer Officer 10 31 2 29 10 26 4 21 3 21 Kailash Vaswani Vaishali N. Sinha Ajay Bhardwaj Garima Garg Col. Pushkar Prasad President, Corporate Chief Sustainability Officer President, Interim CHRO President, Regional Affairs Finance & Chair, ReNew Foundation New Business Development 10 19 10 24 3 36 1 16 8 29 Years at ReNew Years of Experience 33

ReNew POWER

Updates Since Business Combination and PIPE Announcement

Successfully Secured US$855mn in PIPE Commitments in Feb-21

Commissioning of 515 MW Capacity

- 300 MW Wind project: PPA with SECI
- 105 MW Solar Project: PPA with Gujarat DISCOM
- 110 MW Solar Project: PPA with SECI

Update on 9MFY21 (Dec-20) Financials and Bond Issuances

- Revenue: $526mn; EBITDA: $444mn; Margin: 84%[1]
- On track to achieve FY21 projections of $699mn revenue and $578mn EBITDA
- Issued US$585 MM USD green bonds in Apr-21 at 4.5% coupon, 7 year tenor

Potential Impact of 2nd Wave of COVID-19 on Operations

- ReNew prudently revised their CoD dates of committed projects due to anticipated delays on account of COVID
- No material impact on the financial projections

Import Tariffs Announced on Solar Modules

- GoI announced import tariffs of 40% on solar modules and Production Linked Incentive (PLI) scheme to promote domestic manufacturing
- ReNew is setting up 2GW module and cell manufacturing facility

Focused on Employee Welfare

- Organised two vaccination drives for all employees & their families
- ReNew will also reimburse the cost of vaccines for its employees and their immediate family

Recognized as a Global Lighthouse by World Economic Forum

- First renewable energy company in the world to be recognised as a Lighthouse
- Recognized for adoption of 4 IR technologies to achieve growth that is not only profitable, but also sustainable

Note: FY represents fiscal year end March 31
1. Excludes finance income

34

Financial Overview

Track Record of Efficient Capital Raise from Diverse Sources of Funding

Outstanding Funding (31-Dec-20) (1)


Working Capital Loan
0.5%
INR Bonds
12.9%
Equity (2)
23.0%
Total
Funding:
$6.1bn
Secured Bank Loan
11.1%
Senior Overseas Green
Bonds (3)
34.0%
Secured Loan from FIs
18.5%

- ✓ *USD bonds are hedged*
- ✓ *USD bonds are rated BB- by S&P, BB-/ BB by Fitch and Ba3 by Moody's*
- ✓ *Corporate rating of Ba2 by Moody's*
- ✓ *Local rating (CARE) of A1+ for short term debt and A+ for long term*

Raised US$3bn+ in Bond Offerings Through 7 USD Bond Offerings at Competitive Rates


Reduction in
cost of debt
1.71%
6.00%
6.67%
6.45%
5.88%
5.38%
4.00%
4.50%
Weighted average cost of debt:
6.25% (4)
Weighted average
cost of debt: 4.54% (4)
Feb'17
Mar'19
Sep'19
Jan'20
Oct'20
Feb'21
Apr'21
Coupon Rate (%)
Weighted Average Cost of Debt

Size ($mn)	475	525	300	450	325	460	585
Tenor (yrs)	5.0	4.5-5.0	3.0	7.0	3.5	6.0	7.25

- ✓ *Ability to refinance existing debt at lower interest cost, longer tenor, top-ups to release liquidity and less onerous restricted payment conditions*
- ✓ *Increases liquidity for financing capex of new projects*

Notes:
1. Assumes 1 USD = 75 INR
2. Includes Compulsory Convertible Preference Shares. Based on actual USD amount raised
3. Senior USD Green Bonds stated based on the actual USD amount raised
4. Weighted by issue size

36

18 GW Capacity by FY25 Through Organic and Inorganic Growth Installed Capacity (In GW) 18.1 14.6 12.0 4.7 8.2 2.1 8.2 0.9 5.4 5.6 4.6 9.9 9.9 9.9 5.6 7.3 4.6 5.4 FY19 FY20 FY21 FY22 FY23 FY24 FY25 Committed New Bids & Acquisitions Incremental Bids & Acquisitions ïƒ¼ Installed capacity is existing operational projects + capacity of committed projects + ReNew’s current estimates of its ability to win wind and solar projects in future auctions and acquisitionsïƒ¼ Long runway of capacity growth in India from 90 GW to 450 GW ïƒ¼ Implied market share (1) of ~10% by FY25 Note: FY represents fiscal year end March 31 1. Total installed renewable capacity for FY2025 calculated basis annual growth rate of 17.4% (CAGR to achieve 450GW by 2030 from 90 GW as of Nov-20) 37

Strong Revenue Growth and Stable Margins Revenue (1) (In $mn) In line with FY21 1,954 projections 1,653 1,325 654 ïƒ¼ 19% growth in capacity in FY20 offset by 349 950 217 lower tariffs on new projects 619 682 699 45 ïƒ¼ FY21E revenue growth impacted by low 1,108 1,304 1,300 905 wind PLFs, offset by increase in solar 619 682 699 power generation FY19 FY20 FY21 FY22 FY23 FY24 FY25 Committed New Bids & Acquisitions EBITDA (2) (In $mn) 87% 83% 83% 85% 86% 86% 86% 1,685 1,425 ïƒ¼ Decrease in FY20 EBITDA margin was due 1,135 563 to lower PLF 297 810 182 567 578 ïƒ¼ In-house O&M and EPC, cost efficiency 536 37 1,128 1,122 and digitalization measures will drive 773 953 536 567 578 EBITDA margins to ~86% FY19 FY20 (2) FY21 FY22 FY23 FY24 FY25 Committed New Bids & Acquisitions EBITDA Margin Notes: FY represents fiscal year end March 31; INR numbers converted to USD at 1 USD = 75 INR 1. Revenue and EBITDA figures do not include interest income. EBITDA does not include non-cash expenses such as amortization of USD bond hedging costs 2. EBITDA from committed assets is net of corporate overhead 38

Stable Net Leverage Expected to be Maintained at 5.3-5.6x Capital Expenditure and Leverage (In $mn) 2,310 2,290 7.1x 1,837 1,597 6.3x 6.3x 816 5.6x 524 5.5x 430 5.3x 5.3x FY19 FY20 FY21 FY22 FY23 FY24 FY25 Net Debt / EBITDA 75 – 80% capex funded through debt ïƒ¼ Capex is based on the anticipated expenditure to be incurred to achieve the CoD, or the expected purchase price for acquired capacity ïƒ¼ USD green bonds have bullet repayments and are assumed to be refinanced prior to maturity, while other loans are expected to amortize in line with long tenor of PPAsïƒ¼ Amortizing debt assumes back-end heavy amortization (typical in renewable project finance) Note: FY represents fiscal year end March 31; INR numbers converted to USD at 1 USD = 75 INR 39

RECAP: ReNew is the Leading Renewable Energy Player in a Rapidly Growing Market Renewables are the mainstay of electricity growth in India – most economical and 1 fastest growing 2 ReNew with 9.9 GW committed capacity, diversified, and high quality portfolio is the largest renewable energy company in the country and one of the largest globally End-to-end project value chain capabilities with site selection, land development, 3 in-house EPC, O&M and asset management capabilities coupled with digitalization driving cost efficiencies and superior margins 4 Strong capital base with ~US$2.1bn equity raised to date (1) and US$4.6bn financing across debt markets Well positioned to execute on integrated and intelligent energy solutions 5 and services 6 Superior growth and strong margins 7 At the forefront of environment, sustainability and governance High quality and experienced management and board with strong track record of 8 delivering superior returns and performance for its stakeholders Note: 1. Including US$700 MM primary raised in business combination with RMG II 40

Transaction Overview and Valuation Comparables 41

Transaction Overview and Valuation Overview • Transaction will be funded by $345mn of RMG II cash held in trust and up to $855mn in PIPE proceeds • Post-closing company is anticipated to be listed on the NASDAQ and retain its ReNew Power name • Primary proceeds will be used to fund attractive near-term growth and reduce leverage • Transaction expected to complete by early Q3 2021 Valuation • Transaction reflects a $4,370mn post-money equity valuation for ReNew, representing a highly attractive opportunity to invest in a leader in renewable energy – ReNew to receive up to $610mn cash at closing which, together with its expected cash balance of $730mn (1), will be used to fund attractive near-term growth opportunities and reduce leverage • $7,846mn Enterprise Value (1) Compelling entry multiple of 9.7x EV / FY2022E EBITDA relative to median peer multiple of 18.8x (at transaction announcement) Source: Peer company public filings, and FactSet Note: 1. Pro forma as of March 31, 2021, assuming $4,816mn of exiting debt, $730mn of cash on balance sheet and up to $610mn of primary proceeds 42

Overview of RMG II Management Team

Highly Experienced RMG II Management Team



Jim Carpenter
Chairman
- Founder and CEO of Riverside Management Group
- Former CEO of Horsehead Industries
- Co-Founder of Mohegan Energy
- Founding Investor & Board Member of Allied Resource Corp.



Bob Mancini
CEO and Director
- Former Partner, Founder & Co-Head of Power Investment Business at Carlyle (NASDAQ:CG)
- Former Managing Director of Goldman Sachs (NYSE:GS)
- Co-Founder & Head of Power Investment Business, Founder & Head of Commodities Principal Investment Business at Goldman Sachs (NYSE:GS)
- Chairman of the Board of Romeo Power, Inc. (NYSE: RMO)
- Former Chairman & CEO of Cogentrix Energy



Phil Kassin
President, COO and Director
- Former Senior Managing Director of Evercore (NYSE:EVR)
- Former Head of M&A & Financing at Access Industries
- Former Board Member and Chairman of the Finance & Investment Committee at LyondellBasell (NYSE:LYB)
- Senior investment banking roles at Morgan Stanley, Goldman Sachs, Merrill Lynch and AIG
- Board Member of Romeo Power, Inc. (NYSE: RMO)

RMG Acquisition Corp. II Overview

- RMG Acquisition Corp. II ("RMG II") is NASDAQ listed SPAC which completed its $345mn IPO on December 14, 2020
- RMG II management team has significant public company board experience (NYSE, NASDAQ, and TSX)
- The team consummated a business combination with Romeo Power (NYSE: RMO) in December 2020 through RMG Acquisition Corp (RMG I), a NYSE listed SPAC which completed its IPO in February 2019
- Supported by Riverside Management Group, a leading merchant bank with ~25 years of experience in M&A advisory and principal investing

RMG II's Due Diligence Conducted on ReNew

- General corporate, employment matters and benefits, legal, litigation and potential claims, intellectual property, environmental health and safety, contract review, real estate and joint venture capital structure due diligence performed by Skadden
- Technical due diligence performed by TÜVRheinland
- Accounting and Tax due diligence performed by KPMG
- Business and financial due diligence completed by RMG

43

~70% of Post-Transaction Shareholding Held by Existing Shareholders Pre-Transaction Shareholding Post-Transaction Economic Shareholding % % at Closing (2) Founder Entities Employees and ex-employees 6.1% (1) 0.0% Management ESOPs 0.8% GEF SACEF (1) Management ESOPs 2.9% 1.0% PIPE Investors GS 19.8% JERA 32.3% 8.0% Current SPAC GS Public Shareholders ADIA 46.5% 8.0% 17.6% RMG 2.0% Founder Entities 3.6% GEF SACEF CPPIB 2.0% 12.5% CPPIB ADIA 17.8% JERA 12.3% 6.6% ~28% free float upon listing Notes: 1. Management and employee ESOPs includes ESOPs exercisable within 60 days of closing 2. Secondary share split among shareholders is: Sumant ($62mn), GS ($242mn), CPP ($92mn), ADIA ($90mn), and GEF ($14mn). Assumes GS, ADIA and CPP Investments CCPS is exchanged into ReNew Global shares. Does not account for warrants dilution 44

Structural Overview Existing Shareholders Existing Offshore Structure India Founder and ReNew Power Private GS and CPP CCPS Limited (“RPPL”) SPAC Sponsor & Existing New Investors Shareholders PIPE Investors Proposed NewCo Structure Offshore India Founder and RPPL GS and CPP CCPS 45

ReNew’s Financial Profile is Superior Compared to Public Comparables ReNew Indian Peer European Peers North American Peers Revenue Growth (2020-2023 CAGR) (1)(2) 72.1% 24.9% 25.6% 28.1% 13.8% 16.1% 11.5% 10.7% 6.3% 7.3% EBITDA Growth (2020-2023 CAGR) (1)(2) 39.4% 26.2% 22.6% 21.6% 11.8% 11.7% 12.0% 9.0% 5.4% 5.3% 2021E EBITDA Margin 100.6% 83.6% 84.8% 88.4% 82.7% 77.1% 69.2% 70.6% 54.5% 40.8% Peer Median Source: ReNew Company data, public company filings and FactSet as of May 14, 2021 Notes: 1. ReNew and Azure metrics based on fiscal year end March 31; metrics for other peers represent fiscal year end December 31 2. Renew & Azure metrics shown as FY2020-2023 (April 2019 – March 2023) 46

Peer Valuation Benchmarking – Highly Attractive Valuation Compared to Peers Equity Value for Comparable Indian Platforms • Robust demand in public markets for renewable energy companies, particularly those Company Capacity Equity Value with exposure to large addressable markets and enormous growth opportunities (MW) (US$ mm) • While multiples have traded down recently, longer term multiples will support 7,019 22,367 (3) significant upside potential in value • Potential to trade at a premium to peer multiples given leadership position in the 6,048 5,750 (4) region supplemented by scarcity value of high-quality listed players from India 9,863 4,370 Current NTM EV/EBITDA Multiples (1) 19.7x 17.4x 16.5x 16.1x 14.9x 13.8x 13.1x 11.1x 10.8x 9.7x At $10 p.s 1 erage NTM EV/EBITDA Multiples (2) 20.1x 20.2x 17.5x 15.5x 14.9x 13.7x 14.4x 13.2x 9.7x 11.7x At $10 p.s Peer Median Source: Renew Company data, public company filings and FactSet as of May 14, 2021 Notes: 1. Based on EBITDA for NTM period starting May 14, 2021 3. Adani Green’s market capitalization as of May 14, 2021 2. Represents average daily NTM EV/EBITDA over one year period 4. Equity value for Greenko in the recently announced minority investment transaction with ending May 14, 2021 Orix Corp (source: Greenko Press Release) 47

Thank you For Further Inquiries Please Contact Investor Contact IR@renewpower.in Anunay.Shahi@renewpower.in 48